Exhibit (a)(1)(xxi)

ZIMMER FAMILY COMPLETES

ACQUISITION OF REEDS JEWELERS, INC.

WILMINGTON, NC (May 27, 2004) – Sparkle, LLC, a North Carolina limited liability company formed by members of the Zimmer Family (“Sparkle”), announced today that it has successfully completed its acquisition of Reeds Jewelers, Inc. (“Reeds”). Following the completion of its tender offer for all outstanding shares of common stock of Reeds not held by Sparkle and its affiliates, Sparkle Acquisition, Inc., a wholly-owned subsidiary of Sparkle, was merged into Reeds. Immediately prior to the merger, Sparkle Acquisition, Inc., held approximately 98% of the outstanding shares of Reeds.

Pursuant to the merger, Reeds’ shareholders who did not tender their shares of Reeds in the tender offer, and who do not exercise their dissenters’ rights under North Carolina law, had their shares converted into the right to receive $2.05 per share, the same per-share purchase price provided in the tender offer. Reed’s shareholders will be promptly mailed detailed instructions outlining the steps that such shareholders must take in order to obtain payment or exercise their dissenters’ rights under North Carolina law. As a result of the merger, Reeds has become a wholly-owned subsidiary of Sparkle.

NOTICE FOR REEDS SHAREHOLDERS

Reeds’ shareholders and other interested parties are urged to read Sparkle’s tender offer statement, filed with the SEC by Sparkle, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber, and Sparkle Acquisition, Inc., and other relevant documents filed with the SEC, because they contain important information. Reeds’ shareholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting The Altman Group, Inc., the Information Agent for the transaction, at (201) 460-1200 (banks and brokers), and for all others, toll free at (800) 249-7123.